[Chapman and Cutler LLP Letterhead]

February 8, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on November 6, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator Double US Large Cap Enhanced ETF – [Month] and Innovator Double US Large Cap 9 Buffer Enhanced ETF – [Month] (each a “Fund,” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

Please confirm that these Registration Statements will reflect the disclosure applicable to comments the Staff has provided to the Trust in prior comment letters for its defined outcome series.

Response to Comment 1

Each Fund confirms that its Registration Statement will reflect the prior SEC comments applicable to the Fund.

Comment 2 – General

Please supplementally provide an analysis on the operationality of the Funds’ FLEX Options, including how the Funds will produce the “enhanced” results (i.e., 2x returns).

Response to Comment 2

We confirm that the correspondence delivered to the Staff on January 27, 2021 included an analysis of the FLEX Options positions of each series of the Trust that is intended to provide a multiple performance of its respective Outcome Period.

Comment 3 – General

Please consider including in the Registration Statements or supplementally provide the chart and explanation of how the layering of FLEX Options with varying strike prices provides the mechanism for producing the Fund’s desired outcome. For reference, this disclosure has traditionally been disclosed in Item 9 of the Trust’s other Registration Statements for its defined outcome suite.

Response to Comment 3

Each Fund has revised the disclosure in Item 9 of its Registration Statement to include a chart and explanation of the FLEX Options utilized by the Fund.

Comment 4 – Cover Page

To the extent applicable, the Staff restates its prior comments made in the Trust’s recent correspondence filing dated December 18, 2020, relating to streamlining and simplifying the cover page disclosure for the “Template” filings.

Response to Comment 4

Pursuant to the Staff’s request, each Fund has revised the disclosure to its respective cover page as set forth in Exhibit A and Exhibit B hereto.

Comment 5 – Fund Name

The Staff believes that the term “Double”, taken together with the term “Enhanced” in the Fund’s name, could be confusing in that it may be interpreted that there is enhancement to the double exposure to the Underlying Index. In addition, the Staff notes that the “Double” exposure for each of the Funds may not be available to a shareholder that purchases shares during the middle of an Outcome Period. As such, the Staff asks the Funds to reconsider the proposed names of the Funds

Response to Comment 5

The Trust believes each Fund’s use of the term “Double” is not misleading to shareholders because it informs shareholders that the goal of the Outcome Period is to accelerate returns by twice the amount of the Underlying ETF. Furthermore, each Fund believes the fact that the term “Double” in relation to its goal for the duration of the entire Outcome Period is a similar convention to the use of the “Buffer” amount in the Trust’s other defined outcome funds.

The Funds note that they have amended their respective names as follows:

●	Innovator S&P 500 Double Accelerated Return ETF

●	Innovator S&P 500 9 Buffer Double Accelerated Return ETF

Comment 6 – Rule 35d-1 Policy

The Staff believes each Fund should have a corresponding Rule 35d-1 policy regarding “US Large Cap” in the Funds’ name. Please revise the Registration Statements accordingly and provide notice to Fund shareholders prior to a change in each Fund’s fundamental 80% policy.

Response to Comment 6

As set forth in Exhibit A and Exhibit B, each Fund has revised disclosure in its respective Registration Statement to include the requested statement with respect to its Rule 35d-1 policy.

Comment 7 – General

In the Innovator Double US Large Cap Enhanced ETF, the Staff notes that the term “Outcomes” is used when there is only one “Outcome” possible for Fund shareholders. Please revise the disclosure accordingly.

Response to Comment 7

The Trust respectfully declines to revise its disclosure in relation to the term “Outcomes.” Each Fund seeks to provide investors with returns that are approximately twice those of the Underlying ETF, up to the upside Cap, and depending on the Fund, will either match Underlying ETF losses or provide a Buffer against the first 9% of Underlying ETF losses.

Comment 8 – Cover Page

Please make clear that the Outcomes are based on the per share value of each Fund’s assets over the duration of the Outcome Period. For example, please clarify that the basis for return is the Underlying ETF’s share price since each Fund is now using an Underlying ETF as its reference asset. Please supplementally confirm that the Fund means the Underlying ETF’s “market price” when it refers to the Underlying ETF’s “share price.” Additionally, please clarify that the Fund will not participate in any dividends paid by the Underlying ETF.

Response to Comment 8

Each Fund has revised its disclosure as set forth in Exhibit A and Exhibit B to clarify that the basis for return is the Underlying ETF’s share price and that Outcomes are based upon the Underlying ETF’s price return. Pursuant to the Staff’s comment, each Fund confirms the Underlying ETF’s “share price” also means “market price.” Finally, each Fund has revised its disclosure to clarify that shareholders will not participate in any dividends paid by the Underlying ETF.

Comment 9 – General

Please supplementally advise the Staff how each Fund will revise its Registration Statement to disclose final Caps. In addition, please confirm that no shares of the Funds will be sold prior to the disclosure of final Caps. Finally, in supplemental correspondence provide an explanation as to why a definitive cap is not available at the time of effectiveness.

Response to Comment 9

Prior to the effectiveness of the Registration Statements, each Fund will file an amended Registration Statement that discloses the Fund’s expected Cap ranges on or prior to one to two weeks before effectiveness to comply with the Staff’s request that each Fund will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to each Fund’s launch. Accordingly, each Fund intends to file an amended Registration Statement disclosing each Fund’s Cap after 5:30 pm E.S.T. on the day prior to the Funds’ launch. Each Fund confirms that no sale of its Shares will take place prior to the filing of the Registration Statement.

Comment 10 – Cover Page

The Staff notes the Registration Statements state, “[T]he Fund seeks to provide Fund shareholders that hold Fund Shares for the entire Outcome Period with an Outcome that provides for an increase in value that is approximately twice the share price increase experienced by the Underlying ETF…” Please clarify how each Fund’s management fee and expenses will reduce the Cap and Enhancement feature of each Fund.

Response to Comment 10

Each Fund has revised its disclosure according to the Staff’s comment to provide clarification that the Cap will be reduced by the Fund’s management fee and expenses. However, the Fund respectfully declines to make such revision as it relates to the Fund’s “Accelerated Return” feature, which is in reference to a multiple of any upside performance of the Underlying ETF over an Outcome Period and is therefore not impacted by the Fund’s management fee and expenses.

Comment 11 – General

For the Innovator Double US Large Cap Enhanced ETF, which does not have a Buffer, please make clear in plain English that an investor will bear the entire loss to the extent there is a decrease in value of the Underlying ETF.

Response to Comment 11

The Fund has revised its disclosure according to the Staff’s comment, as set forth in Exhibit A.

Comment 12 – Principal Investment Strategies

Please clarify the Funds’ disclosure on the impact of the performance that an Underlying ETF has on the enhancement strategy of the Fund.

Response to Comment 12

Each Fund has revised its disclosure according to the Staff’s comment, as set forth in Exhibit A and Exhibit B.

Comment 13 – Principal Investment Strategies

The Staff requests that the Funds clarify its disclosure to explain that the FLEX Options that each Fund invests in remain intact throughout the Outcome Period and that any additional FLEX Options purchased or sold throughout the Outcome Period will have the same terms.

Response to Comment 13

Each Fund has revised its disclosure according to the Staff’s comment, as set forth in Exhibit A and Exhibit B.

Comment 14 – General

Please revise the disclosure for each Fund to clarify that the Cap is reduced by each Fund’s management fees and expenses.

Response to Comment 14

Each Fund confirms it has revised its disclosure in accordance with the Staff’s comment.

Comment 15 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 15

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a Fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a Fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 16 – Principal Investment Strategies

The Staff notes the Registration Statement provides, “The start and end dates of an Outcome Period correspond to the date on which the Fund entered into the FLEX Options comprising its portfolio and the date on which those FLEX Options expire.” Please reconcile this concept with previous disclosure that states, “Each of the FLEX Options purchased and sold throughout the Outcome Period…”

Response to Comment 16

Each Fund has revised its disclosure according to the Staff’s comment, as set forth in Exhibit A and Exhibit B.

Comment 17 – Principal Investment Strategies

The Staff notes the Registration Statement provides, “The Fund seeks to participate in all Underlying ETF losses on a one-to-one basis.” Please enhance this disclosure to clarify that investors will ultimately bear all of the losses.

Response to Comment 17

Each Fund has revised its disclosure in accordance with the Staff’s comment, as set forth in Exhibit A and Exhibit B.

Comment 18 – Principal Investment Strategies

The Staff notes the Registration Statement provides, “The following table contains hypothetical examples designed to illustrate the Outcomes the Fund seeks to provide over an Outcome Period, based upon the performance of the Underlying ETF from -100% to 100% and using corresponding examples of performance of the other Underlying ETF.” Please remove the term “other” as there is only one Underlying ETF.

Response to Comment 18

Each Fund has revised its disclosure in accordance with the Staff’s comment, as set forth in Exhibit A and Exhibit B.

Comment 19 – Principal Risks

The Staff notes that while the Statement of Additional Information has COVID-19 risk disclosure, the prospectus is silent with respect to such disclosure. In supplemental correspondence, please explain to the Staff why this disclosure is not necessary.

Response to Comment 19

The Funds believe the current disclosure relating to the COVID-19 pandemic adequately describes the current market conditions and informs investors of the potential risks of investing in each Fund.

Comment 20 – Principal Risks

In plain English, please revise the “Enhancement Risk” to provide more detail relating to embedded leverage risk.

Response to Comment 20

Each Fund has revised its disclosure in accordance with the Staff’s comment, as set forth in Exhibit A and Exhibit B.

Comment 21 – Performance

In supplemental correspondence, please explain to the Staff how the performance information as required by Form N-1A will be disclosed. The Staff requests that in connection with this disclosure, the Fund ensures that an appropriate broad-based index will be disclosed, as required by Form N-1A, and that the information required by Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included. Please supplementally inform the Staff what each Fund’s appropriate broad-based index will be.

Response to Comment 21

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and the Funds acknowledge that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Funds further acknowledge that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, the Funds will provide performance information for both the total return and price return index (for each Fund’s respective index) as the broad-based market indexes, so that investors may compare the returns of each Fund against the index upon which the intended defined outcomes are based and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, the Funds will disclose audited financial highlights information as of the end of the fiscal year.

The broad-based indices for the Funds will be the S&P 500 Total Return Index and S&P 500 Price Return Index.

Comment 22 – Principal Investment Strategies

The Staff notes that the Registration Statement provides, “In order to provide the Outcomes (which is described in detail below), the Fund, at the outset of the Outcome Period, purchases a call option on the Underlying ETF with a strike price approximately equal to the Underlying ETF’s share price at the outset of the Outcome Period (an option that is “at-the-money”), as well as a call option with a strike price approximately equal to 0.80% of the Underlying ETF’s share price at the outset of the Outcome Period (an option that is “deeply in-the-money”).” Please confirm the strike price will in fact be “0.80%”.

Response to Comment 22

The Fund confirms that the strike price is equal to 0.80% of the Underlying ETF’s share price at the outset of the Outcome Period.

Comment 23 – Statement of Additional Information

Each Fund’s concentration policy states: “Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies). To the extent the Fund invests in the securities of other investment companies, it will consider the concentrations of those underlying investment companies in determining compliance with its own concentration restrictions.”

The Staff notes that the Underlying ETF is currently concentrated in the Information Technology sector. In supplemental correspondence, please explain to the Staff how each Fund is in compliance with its concentration policy.

Response to Comment 23

The Trust believes that it is in compliance with its fundamental policy as the term “sector” encompasses multiple industries or groups of industries. Form N-1A requires an investment company to “[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” The 1940 Act does not define the phrase “industry or group of industries,” nor has the SEC done so. Former Guide 19 to Form N-1 stated that “[a] registrant may . . . select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although Guide 19 does not apply to registration statements currently filed under Form N-1A, the SEC has continued to cite this section of former Guide 19 approvingly with respect to industry concentration. See the SEC’s Brief Amicus Curiae dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N. D. Cal.) at 8 and 9; SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.

For purposes of the Fund’s concentration policy disclosures, a sector is construed more broadly than an industry. One particular sector may contain several industries, which may not all respond to economic, market, political, or social events in the same way. The Trust believes that its current policy on concentration for the Funds, as disclosed in each Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. Accordingly, the Trust respectfully declines to revise the Funds’ disclosure in response to this comment.

Comment 24 – General

The Staff notes that the Fund provides a Buffer amount, net of the Fund’s annual management fee. Please supplementally explain why the Fund cannot disclose a specific amount that in which the Fund’s transaction fees or other expenses reduces the Buffer amount.

Response to Comment 24

The Fund does not know the exact amount of transaction expenses, if any, that are unique to each shareholder. Additionally, the Fund is not expected to have other expenses payable by the shareholder outside of the Fund’s unitary management fee.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion

Dated [          ], 2021

Prospectus

Innovator S&P 500 Double Accelerated Return ETFTM – _________

(Cboe BZX—____)

__________, 2021

Innovator S&P 500 Double Accelerated Return ETFTM – _________ (the “Fund”)
is a series of Innovator ETFs Trust (the “Trust”) and is an actively managed ETF.

•

The Fund will invest substantially all of its assets in FLexible EXchange® Options (“FLEX Options”) on the SPDR® S&P 500® ETF Trust (the “Underlying ETF”). FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation. The Fund uses FLEX Options to employ a “defined outcome strategy.” Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The pre-determined outcomes sought by the Fund, which include the accelerated return and cap discussed below (“Outcomes”), are based upon the performance of the Underlying ETF’s share price over an approximately one-year period from ________ through _________ of each year (the “Outcome Period”), with a current Outcome Period of __________, 2021 through _________, 2022.  The Fund will not terminate after the conclusion of the Outcome Period. After the conclusion of the Outcome Period, another will begin. There is no guarantee that the Outcomes for an Outcome Period will be realized.

•

The Fund’s strategy has been specifically designed to produce the Outcomes based upon the performance of the Underlying ETF’s share price (or its “price return”) over the duration of the Outcome Period. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF. The Outcomes may only be realized by investors who hold shares of the Fund (“Shares”) at the outset of the Outcome Period and continue to hold them until the conclusion of the Outcome Period. Investors who purchase Shares after the Outcome Period has begun or sells Shares prior to the Outcome Period’s conclusion may experience investment returns very different from those that the Fund seeks to provide.

•

If the Underlying ETF’s share price increases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with an Outcome that provides for an increase in value that is approximately twice the share price increase experienced by the Underlying ETF (the “Accelerated Return”), subject to an upside return cap (the “Cap”), discussed in greater detail below. If the Underlying ETF’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with a return that matches the decrease in value experienced by the Underlying ETF. Unlike other ETFs that utilize defined outcome investing strategies, the Fund does not provide a buffer against Underlying ETF losses. Furthermore, if the Outcome Period has begun and the Fund has experienced an Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed the losses of the Underlying ETF for the remainder of the Outcome Period. An investment in Shares is only appropriate for shareholders willing to bear those losses.

•

Fund shareholders are subject to the Cap that represents the maximum percentage return an investor can achieve from an investment in Shares over the duration of the Outcome Period. The Cap is set on the first day of the Outcome Period and is expected to be between ___% and ___% (based upon the __ trading days prior to the date of this prospectus) prior to taking into account any fees or expenses charged to shareholders. When the Fund’s annual management fee of __% of the Fund’s average daily net assets is taken into account, the Cap is expected to be between ___% and ___% (based upon the __ trading days prior to the date of this prospectus). The Cap will be further reduced by any shareholder transaction fees and any extraordinary expenses incurred by the Fund. The Cap is likely to rise or fall from one Outcome Period to the next. Please note, if the Outcome Period has begun and the Fund has increased in value to a level near the Cap, an investor purchasing Shares at that price has little or no ability to achieve gains relating to the Underlying ETF or the Accelerated Return but remains vulnerable to downside risks.

•

The Fund’s website, www.innovatoretfs.com/____, provides important Fund information (including, among other items, Outcome Period start and end dates and information relating to the Accelerated Return and Cap), as well information relating to the potential outcomes of an investment in the Fund on a daily basis. If you are contemplating purchasing Shares, please visit the website. The Fund’s strategy is designed to produce the Outcomes upon the expiration of its FLEX Options investments on the last day of the Outcome Period. It should not be expected that the Outcomes, including the net effect of the Fund’s annual management fee and other expenses on the Cap, will be provided at any point prior to the last day of the Outcome Period. Investors considering purchasing Shares after the Outcome Period has begun or selling Shares prior to the end of the Outcome Period should visit the website to fully understand potential investment outcomes.

Although the Fund seeks to achieve its investment objective, there is no guarantee that it will do so. The returns that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund. The Fund has characteristics unlike many other traditional investment products and may not be suitable for all investors.

Table of Contents

Summary Information	2

Additional Information About the Fund’s Principal Investment Strategies	17

Fund Investments	18

Additional Risks of Investing in the Fund	19

Investor Suitability	27

Management of the Fund	28

How to Buy and Sell Shares	30

Dividends, Distributions and Taxes	31

Distributor	36

Net Asset Value	36

Fund Service Providers	37

Premium/Discount Information	38

Investments by Other Investment Companies	38

Financial Highlights	38

Innovator S&P 500 Double Accelerated Return ETF™– _______

Investment Objective

The Fund seeks to provide investors with returns that are approximately twice those of the SPDR S&P 500 ETF Trust, up to the upside cap of ___% (prior to taking into account management fees and other fees) and ___% (after taking into account management fees and other fees) while approximately matching SPDR S&P 500 ETF Trust losses, over the period from __________, 2021 to __________, 2022.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.__%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.__%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$__	$___

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced investment operations, no portfolio turnover information is available at this time.

Principal Investment Strategies

General Strategy Description The Fund will invest at least 80% of its net assets in a portfolio of FLexible EXchange® Options (“FLEX Options”) that reference the SPDR® S&P 500® ETF Trust (the “Underlying ETF”), an exchange-traded fund registered under the Investment Company Act of 1940 (the “1940 Act”). The Underlying ETF seeks to track the investment results of the S&P 500 Index, a large-cap, market-weighted, U.S. equities index that tracks the performance of 500 leading companies in leading industries. Through its use of FLEX Options on the Underlying ETF, the Fund currently expects to have exposure to companies in the information technology sector.

Additional information about the Underlying ETF is set forth in the section entitled “Additional Information Regarding the Fund’s Principal Investment Strategies.” Due to the unique mechanics of the Fund’s strategy, the return an investor can expect to receive from an investment in the Fund has characteristics that are distinct from many other investment vehicles. It is important that an investor understand these characteristics before making an investment in the Fund.

In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy or sell a particular asset at a specified future date at an agreed upon price. FLEX Options are exchange-traded options contracts with uniquely customizable terms. Although guaranteed for settlement by the Options Clearing Corporation (the “OCC”), FLEX Options are still subject to counterparty risk with the OCC and may be less liquid than more traditional exchange-traded options. Each of the FLEX Options purchased and sold throughout the Outcome Period are expected to have the same or similar terms (i.e., strike price and expiration) as the corresponding FLEX Options purchased and sold on the first day of the Outcome Period. The reference asset for all of the Fund’s FLEX Options is the Underlying ETF.

The pre-determined outcomes sought by the Fund, which include the accelerated return and cap discussed below (the “Outcomes”), are based upon the performance of the Underlying ETF’s share price over an approximately one-year period from __________ through __________ of the following year (the “Outcome Period”), with a current Outcome Period of __________, 2021 through __________, 2022. Upon the conclusion of the Outcome Period, the Fund will receive the cash value of all the FLEX Options it held for the prior Outcome Period. It will then invest in a new series of FLEX Options with an expiration date in approximately one year, and a new Outcome Period will begin. The Outcomes may only be realized by investors who continuously hold Shares from the commencement of the Outcome Period until its conclusion. Investors who purchase Shares after the Outcome Period has begun, or sell Shares prior to the Outcome Period’s conclusion, may experience investment returns very different from those that the Fund seeks to provide.

The Outcomes. The Fund’s strategy has been specifically designed to produce the Outcomes based upon the performance of the Underlying ETF’s share price (or its “price return”) over the duration of the Outcome Period. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF. The Fund is not an appropriate investment for income-seeking investors. If the Underlying ETF’s share price increases over the duration of the Outcome Period, the Fund seeks to provide investors who hold Shares for the entire Outcome Period with an increase in value that is approximately twice the share price increase experienced by the Underlying ETF (the “Accelerated Return”), subject to an upside return cap discussed in greater detail below (the “Cap”). If the Underlying ETF’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with an Outcome that provides for a decrease in value that is approximately equal to the share price decrease experienced by the Underlying ETF. The Fund seeks to participate in all Underlying ETF losses on a one-to-one basis. There is no guarantee that the Fund will successfully provide the Outcomes.

The Fund seeks returns over an Outcome Period that generate twice the increased performance of the Underlying ETF, up to the Cap (as discussed in greater detail below), while limiting downside losses. The hypothetical graphical illustration provided below is designed to illustrate the Outcomes based upon the hypothetical performances of the Underlying ETF for investors who hold Shares for the entirety of the Outcome Period. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The returns that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund.

The following table contains hypothetical examples designed to illustrate the Outcomes the Fund seeks to provide over an Outcome Period, based upon the performance of the Underlying ETF from -100% to 100%.  The table is provided for illustrative purposes and does not provide every possible performance scenario for Shares over the course of an Outcome Period.  There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The table is not intended to predict or project the performance of the Underlying ETF, FLEX Options or the Fund. Fund shareholders should not take this information as an assurance of the expected performance of the Underlying ETF or return on the Fund’s Shares. The actual overall performance of the Fund during an Outcome Period will vary with fluctuations in the value of the FLEX Options during the Outcome Period, among other factors. Please refer to the Fund’s website, www.innovatoretfs.com/____, which provides updated information relating to this table on a daily basis throughout the Outcome Period.

Underlying ETF Performance	(100)%	(50)%	(20)%	(10)%	(5)%	0%	5%	10%	15%	20%	50%	100%
Fund Performance	(100)%	(50)%	(20)%	(10)%	(5)%	0%	___%	___%	___%*	___%*	___%*	___%*

* The Cap is set on the first day of the Outcome Period and is ___% prior to taking into account any fees or expenses charged to shareholders. When the Fund’s annual Fund management fee of ___% of the Fund’s average daily net assets is taken into account, the Cap is ___%. The Fund’s annual management fee of ___% of the Fund’s average daily net assets, any shareholder transaction fees and any extraordinary expenses incurred by the Fund will have the effect of reducing the Cap amount for Fund shareholders.

The Outcome Period. The Outcomes sought by the Fund are based upon the Fund’s NAV at the outset of the Outcome Period. The Outcome Period begins on the day the FLEX Options are entered into and ends on the day they expire. Each FLEX Option’s value is ultimately derived from the performance of the Underlying ETF’s share price during that time. Because the terms of the FLEX Options don’t change, the Accelerated Return and Cap relate to the Fund’s NAV on the first day of the Outcome Period. A shareholder that purchases Shares after the commencement of the Outcome Period will likely have purchased Shares at a different NAV than the NAV on the first day of the Outcome Period (the NAV upon which the Outcomes are based) and may experience investment outcomes very different from those sought by the Fund. A shareholder that sells Shares prior to the end of the Outcome Period may also experience investment outcomes very different from those sought by the Fund. To achieve the Outcomes sought by the Fund for the Outcome Period, an investor must be holding Shares at the time that the Fund enters into the FLEX Options and on the day those FLEX Options expire. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes.

The Fund’s assets will be principally composed of FLEX Options, the value of which is derived from the performance of the underlying reference asset, the Underlying ETF’s share price. The Fund’s investment sub-adviser, Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”), generally anticipates that the Fund’s NAV will move in the same direction as the Underlying ETF’s share price. For example, during an Outcome Period, the Fund’s NAV is expected to increase if the Underlying ETF’s share price increases and decrease if the Underlying ETF’s share price decreases. However, it is unlikely that the Fund’s share price will increase or decrease at the same rate as the Underlying ETF’s share price and, for any given period during the Outcome Period, it is unlikely that the Fund’s share price will increase at the same rate as the Accelerated Return for the Outcome Period (i.e., an increase in value that is approximately two times the share price change experienced by the Underlying ETF for an Outcome Period). In addition, if the Outcome Period has begun and the Fund has experienced any Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed any losses of the Underlying ETF for the remainder of the Outcome Period and may have diminished or no ability to experience further Accelerated Return. The Fund does not seek to provide investment outcomes on a daily or other short-term basis, but instead seeks to provide investment outcomes for the entire Outcome Period of approximately one year. Prior to their expiration, the value of the Fund’s FLEX Options is not derived solely from the performance of the reference asset (the Underlying ETF), but a number of other factors as well, notably the number of days remaining until the options expire and the Accelerated Return available to the applicable Cap. As the number of days until the FLEX Options expire decreases, the value of the FLEX Options (and thus the Fund’s NAV) will more directly correlate with the returns experienced by the Underlying ETF and Outcomes the Fund seeks to provide for the Outcome Period. The Fund’s strategy is designed to produce the Outcomes upon the expiration of the FLEX Options on the last day of the Outcome Period. It should not be expected that the Outcomes will be provided at any point prior to that time, and there is no guarantee that the Outcomes will be achieved on the last day of the Outcome Period.

Potential Upside Accelerated Return Subject to a Cap. If the Underlying ETF’s share price increases in value over the duration of the Outcome Period, the Fund’s strategy has been designed such that the Fund will experience an increase in value that is approximately twice the increase experienced by the Underlying ETF, up to the Cap. The extent to which the Fund will participate in gains experienced by the Underlying ETF and the Accelerated Return is subject to the Cap that represents the maximum percentage return an investor can achieve from an investment in Shares over the duration of the Outcome Period. Therefore, even though the Fund’s returns, and any potential for the Accelerated Return, are based upon the performance of the Underlying ETF’s share price, if the Underlying ETF’s share price, or Accelerated Return, experiences returns for the Outcome Period in excess of the Cap, the Fund will not participate in excess returns. The Cap should be considered before investing in the Fund. The Fund’s returns, including any Accelerated Return, will not exceed the Cap. There is no guarantee that the Fund will successfully provide the Accelerated Return. If an investor is considering purchasing Shares during the Outcome Period, and the Fund has already increased in value to a level near to the Cap, an investor purchasing Shares at that price has limited to no gains and no Accelerated Return available for the remainder of the Outcome Period but remains vulnerable to significant downside risks. The Cap may rise or fall from one Outcome Period to the next. If the Outcome Period has begun and the Fund has experienced any Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed any losses of the Underlying ETF until the remainder of the Outcome Period. An investment in the Fund is only appropriate for shareholders willing to bear those losses.

The Cap will be determined on the first day of the Outcome Period based upon prevailing market conditions. Since the Cap is based upon prevailing market conditions at the beginning of an Outcome Period, the Cap will therefore rise or fall from one Outcome Period to the next. For the current Outcome Period, the Cap is set forth below, prior to taking into account any fees or expenses charged to shareholders (based upon the __ trading days prior to the date of this prospectus).

• The Cap is expected to be between __% and __%.

When the Fund’s annual Fund management fee of 0.__% of the Fund’s average daily net assets is taken into account, the Cap is revised downwards accordingly as set forth below (based upon the ___ trading days prior to the date of this prospectus) and will be further reduced by any shareholder transaction fees and any extraordinary expenses incurred by the Fund.

• The Cap is expected to be between __% and __%.

For the purpose of this prospectus, “extraordinary expenses” are non-recurring expenses that may incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of Fund shareholders.

Use of FLEX Options. The Outcomes described above may be achieved by purchasing and selling call FLEX Options to create layers within the Fund’s portfolio. To achieve these returns, the Fund may purchase call options (giving the Fund the right to receive the cash value of the Underlying ETF’s share price), while simultaneously selling call options (giving the Fund the obligation to deliver the cash value of the Underlying ETF’s share price). Each of these FLEX Options has a specifically selected strike price.

The Sub-Adviser has constructed a portfolio principally composed of FLEX Options that reference the Underlying ETF that are each set to expire on the last day of the Outcome Period. The customizable nature of FLEX Options allows the Sub-Adviser to select the share price at which the Underlying ETF will be exercised at the expiration of each FLEX Option. This is commonly known as the “strike price.” At the commencement of the Outcome Period, the Sub-Adviser specifically selects the strike price for each FLEX Option such that when the FLEX Options are exercised on the final day of the Outcome Period, the Outcomes may be obtained, depending on the performance of the Underlying ETF’s share price over the duration of the Outcome Period.

A detailed explanation regarding the terms of the FLEX Options and the mechanics of the Fund’s strategy can be found in “Additional Information About the Fund’s Principal Investment Strategies.”

Fund Rebalance.  The Fund is a continuous investment vehicle.  It does not terminate and distribute its assets at the conclusion of each Outcome Period.  On the termination date of an Outcome Period, the Sub-Adviser will invest in a new set of FLEX Options and another Outcome Period will commence.

Approximately one week prior to the end of each Outcome Period, the Fund will file a prospectus supplement, which will alert existing shareholders that an Outcome Period is approaching its conclusion and disclose the anticipated ranges for the Cap for the next Outcome Period.  Following the close of business on the last day of the Outcome Period, the Fund will file a prospectus supplement that discloses the Fund’s final Cap (both gross and net of the unitary management fee) for the next Outcome Period.  This information will be available on the Fund’s website, www.innovatoretfs.com/____, which also provides information relating to the Outcomes, including the Fund’s position relative to the Cap, of an investment in the Fund on a daily basis.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved.

Accelerated Return Risk. During Outcome Periods in which the Underlying ETF increases in value, there can be no guarantee that the Fund will be successful in its strategy to provide the Accelerated Return. In the event an investor purchases Shares after the FLEX Options were entered into or does not stay invested in the Fund for the entirety of the Outcome Period, any Accelerated Return realized by the investor may not match those that the Fund seeks to achieve.

In the event an investor purchases Shares after the date on which the FLEX Options were entered into and the Fund has risen in value to a level near to the Cap, there may be little or no ability for that investor to experience an investment gain on their Shares, including any available Accelerated Return. Because the Fund does not seek to provide investment outcomes on a daily or other short-term basis, but instead seeks to provide investment outcomes for the entire Outcome Period of approximately one year, it is unlikely that the Fund’s share price will increase at the same rate as the Accelerated Return (i.e., an increase in value that is approximately two times the share price change experienced by the Underlying ETF) on any given day. If the Outcome Period has begun and the Fund has experienced an Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed any losses of the Underlying ETF for the remainder of the Outcome Period and may have diminished or no ability to experience further Accelerated Return.

Capped Upside Return Risk. The Fund’s strategy seeks to provide returns that are subject to the Cap. In the event that the Underlying ETF experiences gains in excess of the Cap for the Outcome Period, the Fund will not participate in those gains or Accelerated Return beyond the Cap. The Fund’s strategy seeks to deliver returns that are approximately twice those of the Underlying ETF (up to the Cap), while limiting downside losses, if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, there may be little or no ability for that investor to experience an investment gain on their Shares.

FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value and, in turn the share price of the Fund, could be negatively impacted.

FLEX Options Performance Risk. The Fund’s overall performance will be based upon the price returns of the Underlying ETF, subject to the Cap. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF, and the remaining time to until the FLEX Options expire. The value of the FLEX Options will likely not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction). As such, the Fund’s NAV will likely not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis. However, as a FLEX Option approaches its expiration date, its value can expected to increasingly correlate with the value of the Underlying ETF.

Clearing Member Default Risk. Transactions in some types of derivatives, including FLEX Options, are required to be centrally cleared. In a transaction involving such derivatives (“cleared derivatives”), the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Outcome Period Risk. The Fund’s investment strategy is designed to deliver the Outcomes if Shares are held from the time the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the returns realized by the investor will not match those that the Fund seeks to achieve.

Underlying ETF Risk. Because the value of the FLEX Options held by the Fund are based on the value of the Underlying ETF, the Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein, such as Active Markets Risk, Authorized Participant Concentration Risk, Fluctuation of Net Asset Value Risk, Market Maker Risk, Market Risk, Operational Risk and Trading Issues Risk. However, the risks of owning an ETF also include the risks associated with the investments held by the ETF. As such, the Fund may be subject to the following risks as a result of its investments in the Underlying ETF:

Equity Securities Risk. Because the Fund holds FLEX Options that reference the Underlying ETF, the Fund has exposure to the equity securities markets. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of shares will fluctuate with changes in the value of the equity securities the Underlying ETF invests in.

Information Technology Companies Risk. The Underlying ETF currently invests significantly in information technology companies. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the Underlying ETF. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Cap Change Risk. A new Cap is established at the beginning of each Outcome Period and is dependent on prevailing market conditions. As such, the Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of a FLEX Options or other asset may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its investment adviser and Sub-adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Active Markets Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Authorized Participation Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem “Creation Units” (as defined in “Purchase and Sale of Shares,”) Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Fluctuation of Net Asset Value Risk. The Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC (“Innovator” or the “Adviser”)

Investment Sub-Adviser

Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”)

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•	Robert T. Cummings, Principal and Director of Global Trading at Milliman

•	Daniel S. Hare, Senior Trader and Risk Manager at Milliman

Each of the portfolio managers is primarily and jointly responsible for the day-to-day management of the Fund and has served in such capacity since the Fund’s inception in 2020.

Purchase and Sale of Shares

The Fund issues and redeems Shares at NAV only with authorized participants (“APs”) that have entered into agreements with the Fund’s distributor and only in Creation Units (large blocks of 25,000 Shares) or multiples thereof (“Creation Unit Aggregations”), in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Investor Suitability Considerations

You should only consider this investment if:	You should not consider this investment if:

• you fully understand the risks inherent in an investment in the Fund;

• you desire to invest in a product with a return that depends upon the performance of the Underlying ETF’s share price over the Outcome Period;

• you are willing to hold Shares for the duration of the Outcome Period in order to achieve the outcomes that the Fund seeks to provide;

• you are willing to forgo some or all of the investment return derived from the Underlying ETF’s dividend distributions;

• you do not seek an investment that provides protection against Underlying ETF losses;

• you fully understand that investments made when the Fund is at or near the Cap may have limited to no upside and will not benefit from the Accelerated Return the Fund seeks to provide;

• you are willing to forgo any gains in excess of the Cap;

• you understand that the Fund’s investments do not provide for dividends to the Fund;

• you fully understand that investments made after the Outcome Period has begun may not fully benefit from the Accelerated Return;

• you are willing to accept the risk of losing your entire investment; and

• you have visited the Fund’s website and understand the investment outcomes available to you based upon the time of your purchase.

• you do not fully understand the risks inherent in an investment in the Fund;

• you do not desire to invest in a product with a return that depends upon the performance of the Underlying ETF’s share price over the Outcome Period;

• you are unwilling to hold Shares for the duration of the Outcome Period in order to achieve the outcomes that the Fund seeks to provide;

• you are unwilling to forgo some or all of the investment return derived from the Underlying ETF’s dividend distributions;

• you do seek an investment that provides protection against Underlying ETF losses;

• you do not fully understand that investments made when the Fund is at or near to the Cap may have limited to no upside and will not benefit from the Accelerated Return the Fund seeks to provide;

• you are unwilling to forgo any gains in excess of the Cap;

• you do not fully understand that the Fund’s investments do not provide for dividends to the Fund;

• you do not fully understand that investments made after the Outcome Period has begun may not fully benefit from the Accelerated Return;

• you are unwilling to accept the risk of losing your entire investment; and

• you have not visited the Fund’s website and do not understand the investment outcomes available to you based upon the timing of your purchase.

For more information regarding whether an investment in the Fund is right for you, please see “Investor Suitability” in the prospectus.

Additional Information About the Fund’s Principal Investment Strategies

The Fund’s principal investment strategy seeks to produce the Outcomes based upon the performance of the Underlying ETF. If the Underlying ETF’s share price increases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with an increase in value of approximately twice the increase experienced by the Underlying ETF, subject to the Cap. If the Underlying ETF’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with a return that matches the decrease in value experienced by the Underlying ETF. All investment gains are subject to the Cap. The Cap is provided prior to taking into account annual Fund management fees equal to ___% of the Fund’s daily net assets, transaction fees and any extraordinary expenses incurred by the Fund. The Fund’s annual management fee of ___% of the Fund’s average daily net assets, any shareholder transaction fees and any extraordinary expenses incurred by the Fund will have the effect of reducing the Cap amount for Fund shareholders. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes.

The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests entirely in securities that comprise the S&P 500® Index. The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index, which includes five hundred (500) selected companies, all of which are listed on national stock exchanges and spans over 24 separate industry groups.

In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy or sell a particular asset at a specified future date at an agreed upon price (commonly known as the “strike price”). FLEX Options are exchange-traded options contracts with uniquely customizable terms. Each FLEX Option that the Fund enters into references the Underlying ETF and expires on the last day of the Outcome Period. The FLEX Options, however, have varying strike prices. The layering of these FLEX Options with varying strike prices provides the mechanism for producing the Fund’s desired outcomes. The Fund currently expects to utilize three main layers of FLEX Options as set forth below.

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Position (a) provides participation in the increases or decreases in the value of the Underlying ETF’s share price. At its expiration, this deeply in-the-money call option will realize a value approximately equal to that of the Underlying ETF’s share price.

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Position (b) provides additional upside exposure to the increase in value (if any) of the Underlying ETF’s share price above the beginning Outcome Period price. This additional call is what adds to position (a) to create the double upside exposure.

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The strike price of positions (c) and (d) produces the Cap. By selling calls to cap the upside, there are funds available after purchasing the original exposure (a) to purchase additional upside exposure (b).

As described on the cover of this prospectus, in “Principal Investment Strategies” and in “Principal Risks,” there are risks associated with an investment in the Fund and there is no guarantee the Fund achieve the Outcomes it seeks to provide. The Fund’s unique characteristics (i.e., the imperative of holding Shares for the entire Outcome Period, the Accelerated Return and Cap) distinguish it from other investment products and may make it an unsuitable some investors. To help decide whether an investment in the Fund is appropriate based upon individual circumstances, please see the section of this prospectus entitled “Investor Suitability.”

The Fund may utilize a different series of FLEX Options to achieve its Outcomes over subsequent Outcome Periods. The Fund’s investment objective may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. Additionally, the Fund may liquidate and terminate at any time without shareholder approval.

Fund Investments

Principal Investments

FLEX Options

FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Like traditional exchange-traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX Options in which the Fund will invest are all European style options (options that are exercisable only on the expiration date). The FLEX Options are listed on the Chicago Board Options Exchange.

The Fund will purchase and sell call FLEX Options. In general, call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the index, in case of an index call option) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the index, in case of an index call option) at a certain defined price.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing.

Non-Principal Investments

Cash Equivalents and Short-Term Investments

The Fund may invest in securities with maturities of less than one year or cash equivalents, or it may hold cash. The percentage of the Fund invested in such holdings varies and depends on several factors, including market conditions.

Traditional Options Contracts

Options contracts on an index give one party the right to receive or deliver cash value of the particular index, and another party the obligation to receive or deliver the cash value of that index. Option contracts on an individual security such as an ETF give one party the right to buy or sell the particular security, and another party the obligation to sell or buy that same security. Many options are exchange-traded and are available to investors with set or defined contract terms.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

Principal Risks

Accelerated Return Risk. During Outcome Periods in which the Underlying ETF increases in value, there can be no guarantee that the Fund will be successful in its strategy to provide the Accelerated Return. In the event an investor purchases Shares after the FLEX Options were entered into or does not stay invested in the Fund for the entirety of the Outcome Period, any Accelerated Return realized by the investor may not match those that the Fund seeks to achieve.

In the event an investor purchases Shares after the date on which the FLEX Options were entered into and the Fund has risen in value to a level near to the Cap, there may be little or no ability for that investor to experience an investment gain on their Shares, including any available Accelerated Return. Because the Fund does not seek to provide investment outcomes on a daily or other short-term basis, but instead seeks to provide investment outcomes for the entire Outcome Period of approximately one year, it is unlikely that the Fund’s share price will increase at the same rate as the Accelerated Return (i.e., an increase in value that is approximately two times the share price change experienced by the Underlying ETF) on any given day. If the Outcome Period has begun and the Fund has experienced an Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed any losses of the Underlying ETF for the remainder of the Outcome Period and may have diminished or no ability to experience further Accelerated Return.

Capped Upside Return Risk. The Fund’s strategy seeks to provide returns that are subject to the Cap. In the event that the Underlying ETF experiences gains in excess of the Cap for the Outcome Period, the Fund will not participate in those gains or Accelerated Return beyond the Cap. The Fund’s strategy seeks to deliver returns that are approximately twice those of the Underlying ETF (up to the Cap), while limiting downside losses, if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, there may be little or no ability for that investor to experience an investment gain on their Shares.

FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value and, in turn the share price of the Fund, could be negatively impacted.

FLEX Options Performance Risk. The Fund’s overall performance will be based upon the price returns of the Underlying ETF, subject to the Cap. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF, and the remaining time to until the FLEX Options expire. The value of the FLEX Options will likely not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction). As such, the Fund’s NAV will likely not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis. However, as a FLEX Option approaches its expiration date, its value can expected to increasingly correlate with the value of the Underlying ETF.

Clearing Member Default Risk. Transactions in some types of derivatives, including FLEX Options, are required to be centrally cleared. In a transaction involving such derivatives (“cleared derivatives”), the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Outcome Period Risk. The Fund’s investment strategy is designed to deliver the Outcomes if Shares are held from the time the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the returns realized by the investor will not match those that the Fund seeks to achieve.

Underlying ETF Risk. Because the value of the FLEX Options held by the Fund are based on the value of the Underlying ETF, the Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein, such as Active Markets Risk, Authorized Participant Concentration Risk, Fluctuation of Net Asset Value Risk, Market Maker Risk, Market Risk, Operational Risk and Trading Issues Risk. However, the risks of owning an ETF also include the risks associated with the investments held by the ETF. As such, the Fund may be subject to the following risks as a result of its investments in the Underlying ETF:

Equity Securities Risk. Because the Fund holds FLEX Options that reference the Underlying ETF, the Fund has exposure to the equity securities markets. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Underlying ETF has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Underlying ETF’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response.

Information Technology Companies Risk. The Underlying ETF currently invests significantly in information technology companies. Information technology companies produce and provide hardware, software and information technology systems and services. Information technology companies are generally subject to the following risks: rapidly changing technologies and existing produce obsolescence; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions and new market entrants. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, particularly those involved with the internet, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies also face competition for services of qualified personnel and heavily rely on patents and intellectual property rights and the ability to enforce such rights to maintain a competitive advantage.

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the Underlying ETF. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Cap Change Risk. A new Cap is established at the beginning of each Outcome Period and is dependent on prevailing market conditions. As such, the Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of a FLEX Options or other asset may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV. The outbreak of the respiratory disease designated as COVID-19 and efforts to contain its spread have resulted in significant disruptions to business operations, customer activity and service capabilities for companies throughout the world. Ongoing concerns and uncertainty relating to the pandemic and the efficacy of vaccinations may lead to continued volatility in the performance of the companies in which the Fund invests.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its investment adviser and Sub-adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Active Markets Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Authorized Participation Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem Creation Units Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Fluctuation of Net Asset Value Risk. The Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Non-Principal Risks

Inflation Risk. Inflation may reduce the intrinsic value of increases in the value of the Fund. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Fund’s assets can decline as can the value of the Fund’s distributions.

Legislation and Litigation Risk. Legislation or litigation that affects the value of securities held by the Fund may reduce the value of the Fund. From time to time, various legislative initiatives are proposed that may have a negative impact on certain securities in which the Fund invests. In addition, litigation regarding any of the securities owned by the Fund may negatively impact the value of the Shares. Such legislation or litigation may cause the Fund to lose value or may result in higher portfolio turnover if the Adviser determines to sell such a holding.

Security Issuer Risk. Issuer-specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Investor Suitability

An investment in Shares may be suitable for you if:

●	You fully understand the risks inherent in an investment in the Fund, including the risk of loss of your entire investment.

●	You are willing to be exposed to the downside performance of the Underlying ETF’s share price at a rate of 1% for each 1% that the Underlying ETF’s share price decreases.

●	You are willing to forgo any dividends paid by the Underlying ETF.

●	You are willing to hold Shares for the duration of the Outcome Period or understand the risks of purchasing or selling Shares during the Outcome Period.

●

You believe that the Underlying ETF’s share price will increase over the term of the Outcome Period and you are willing to give up any appreciation of the Underlying ETF and available Accelerated Return in excess of the Cap.

●	You understand and accept that your potential return is limited by the Cap.

●	You can tolerate fluctuations in the value of the Shares prior to the end of the Outcome Period that may be similar to or exceed the downside fluctuations in the Underlying ETF’s share price.

●	You do not seek current income from your investment.

●	You understand and accept the risks associated with the Underlying ETF.

●	You are willing to assume counterparty risk with the OCC.

An investment in Shares may not be suitable for you if:

●	You do not fully understand the risks inherent in an investment in the Fund, including the risk of loss of your entire investment.

●	You seek an investment designed to provide a full return of principal at maturity.

●	You cannot tolerate exposure to the downside performance of the Underlying ETF’s share price at a rate of 1% for each 1% that the Underlying ETF’s share price decreases.

●	You prefer to receive the dividends paid by the Underlying ETF.

●	You are unable or unwilling to hold the Shares for the duration of the Outcome Period or do not understand the risks of purchasing or selling Shares during the Outcome Period.

●

You seek an investment that participates in the full appreciation of the Underlying ETF or that has unlimited Accelerated Return potential, or you are unwilling to invest in Shares based on the Cap specified on the cover page hereof.

●	You cannot tolerate fluctuations in the value of the Shares prior to the end of the Outcome Period that may be similar to or exceed the downside fluctuations in the Underlying ETF’s share price.

●	You seek current income from your investment.

●	You do not understand or accept the risks associated with the Underlying ETF.

●	You are unwilling to assume counterparty risk with the OCC.

Management of the Fund

The Fund is a series of Innovator ETFs Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs.

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Robert T. Cummings and Daniel S. Hare serve as the Fund’s portfolio managers.

●

Robert T. Cummings, Principal and Director of Global Trading at Milliman. Mr. Cummings has served in this role since 2007. Mr. Cummings has more than 13 years of experience as a trader with a primary focus on options. Prior to joining Milliman, he was involved in various proprietary trading strategies and was a portfolio manager of associated derivatives funds. These strategies included volatility arbitrage, global macro, and high-frequency trading. Entities at which Mr. Cummings has previously worked include Citadel Investment Group, TradeNet (as a primary market maker on the Chicago Board Options Exchange), KCM Group and Spyglass Capital Management.

●

Daniel S. Hare, Senior Trader & Risk Manager at Milliman. Mr. Hare has served in this role since 2016. From 2011 – 2016 he served as a Trader & Risk Manager at Milliman. Mr. Hare has more than 25 years of experience in capital markets. Prior to joining Milliman, he was employed by ABN Amro Bank, Societe Generale, Bear Stearns and Dean Witter. He has significant experience in foreign exchange options trading and has also worked as a market maker and portfolio manager.

For additional information concerning Innovator and Milliman, including a description of the services provided to the Fund, please see the Fund’s statement of additional information. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the statement of additional information.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to ___% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub-advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s Semi-Annual Report to shareholders for the fiscal period ended April 30, 2021.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to the Sub-Adviser or the Investment Sub-Advisory Agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to the Sub-Adviser or the Investment Sub-Advisory Agreement within 90 days of the change.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund Shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

The approximate value of Shares, an amount representing on a per Share basis the sum of the current market price of the securities held by the Fund, will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. This approximate value should not be viewed as a “real-time” update of the NAV per Share of the Fund because the approximate value may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day. The Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and the Fund does not make any warranty as to its accuracy.

Frequent Purchases and Redemptions of Shares

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	Your Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distributions tests. For purposes of the diversification test, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In particular, there is no published IRS guidance or case law on how to determine the “issuer” of certain derivatives that the Fund will enter into. Therefore, there is a risk that the Fund will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. The Fund intends to treat FLEX Options referencing an index as “issued” by the securities underlying the index. This, in turn, would allow the Fund to count the FLEX Options as automatically diversified investments under the Code’s diversification requirements. This position is consistent with informal guidance from the IRS but has not been confirmed by published guidance or case law. If the FLEX Options are not treated as issued by the issuer of the securities underlying the index for diversification test purposes, there is a risk that the Fund could lose its RIC status.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0%) for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to Shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of the FLEX Options

The Fund’s investments in offsetting positions with respect to the Underlying ETF may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Fund makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

The FLEX Options included in the Fund’s portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. The Fund does not believe that the positions held by the Fund will be subject to Section 1256, which means that the positions will not be marked to market, but the positions will be subject to the straddle rules.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends and short-term capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the statement of additional information for more information.

Distributor

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price.

FLEX Options will be valued at a model-based price provided by the exchange on which the option is traded at the official close of that exchange’s trading date. If the exchange on which the option is traded is unable to provide a model price, FLEX Options prices will be provided by a backup provider. Otherwise, the value of a FLEX option will be determined by the Pricing Committee (as defined below) in accordance with the Valuation Procedures (as defined below).

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued at the mean of their most recent bid and asked price, if available, and otherwise at their closing bid price. OTC options and futures contracts are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1) subject to certain terms and conditions set forth in an SEC exemptive order issued to the Trust, including that such investment companies enter into an agreement with the Trust on behalf of the Fund prior to exceeding the limits imposed by Section 12(d)(1).

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information therefore is not available.

Innovator S&P 500 Double Accelerated Return ETFTM – _________

For more detailed information on the Fund, several additional sources of information are available to you. The Statement of Additional Information, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi-annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent Statement of Additional Information, annual or semi-annual reports and certain other information are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the Statement of Additional Information and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the Securities and Exchange Commission (the “SEC”). Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov or in person at the SEC’s Public Reference Room in Washington, D.C., or call the SEC at (202) 551-8090 for information on the Public Reference Room. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1520 or by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 109 North Hale Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333-146827 811-22135

Exhibit B

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion

Dated [          ], 2021

Prospectus

Innovator S&P 500 9 Buffer Double Accelerated Return ETFTM – _________

(Cboe BZX—____)

__________, 2021

Innovator S&P 500 9 Buffer Double Accelerated Return ETFTM – _________ (the “Fund”)
is a series of Innovator ETFs Trust (the “Trust”) and is an actively managed ETF.

•

The Fund will invest substantially all of its assets in FLexible EXchange® Options (“FLEX Options”) on the SPDR® S&P 500® ETF Trust (the “Underlying ETF”). FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation. The Fund uses FLEX Options to employ a “defined outcome strategy.” Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The pre-determined outcomes sought by the Fund, which include the buffer, accelerated return and cap discussed below (“Outcomes”), are based upon the performance of the Underlying ETF’s share price over an approximately one-year period from ________ through _________ of each year (the “Outcome Period”), with a current Outcome Period of __________, 2021 through _________, 2022.  The Fund will not terminate after the conclusion of the Outcome Period. After the conclusion of the Outcome Period, another will begin. There is no guarantee that the Outcomes for an Outcome Period will be realized.

•

The Fund’s strategy has been specifically designed to produce the Outcomes based upon the performance of the Underlying ETF’s share price (or its “price return”) over the duration of the Outcome Period. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF. The Outcomes may only be realized by investors who hold shares of the Fund (“Shares”) at the outset of the Outcome Period and continue to hold them until the conclusion of the Outcome Period. Investors who purchase Shares after the Outcome Period has begun or sells Shares prior to the Outcome Period’s conclusion may experience investment returns very different from those that the Fund seeks to provide.

•

If the Underlying ETF’s share price increases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with an Outcome that provides for an increase in value that is approximately twice the share price increase experienced by the Underlying ETF (the “Accelerated Return”), subject to an upside return cap (the “Cap”), discussed in greater detail below. If the Underlying ETF’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with a buffer against the first 9% of Underlying ETF losses (the “Buffer”), discussed in greater detail below.

•

Fund shareholders are subject to the Cap that represents the maximum percentage return an investor can achieve from an investment in Shares over the duration of the Outcome Period.  The Cap is set on the first day of the Outcome Period and is expected to be between ___% and ___% (based upon the __ trading days prior to the date of this prospectus) prior to taking into account any fees or expenses charged to shareholders.  When the Fund’s annual management fee of __% of the Fund’s average daily net assets is taken into account, the Cap is expected to be between ___% and ___% (based upon the __ trading days prior to the date of this prospectus).  The Cap will be further reduced by any shareholder transaction fees and any extraordinary expenses incurred by the Fund.  The Cap is likely to rise or fall from one Outcome Period to the next.  Please note, if the Outcome Period has begun and the Fund has increased in value to a level near the Cap, an investor purchasing Shares at that price has little or no ability to achieve gains relating to the Underlying ETF or the Accelerated Return but remains vulnerable to downside risks.

•	The Fund seeks to provide shareholders that hold Shares for the entire Outcome Period with a Buffer against the first 9% of Underlying ETF losses during the Outcome Period. The Fund’s shareholders will bear all Underlying ETF losses exceeding 9% on a one-to-one basis. When the Fund’s annual management fee equal to ___% of the Fund’s daily net assets is taken into account, the net Buffer for an Outcome Period is ___%. The Buffer is provided prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period. If the Outcome Period has begun and the Fund has decreased in value beyond the pre-determined 9% Buffer, an investor purchasing Shares at that price may not benefit from the Buffer. Similarly, if the Outcome Period has begun and the Fund has increased in value, an investor purchasing Shares at that price may not benefit from the Buffer until the Fund’s value has decreased to its value at the commencement of the Outcome Period. Furthermore, if the Outcome Period has begun and the Fund has experienced an Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed any losses of the Underlying ETF for the remainder of the Outcome Period. An investment in Shares is only appropriate for shareholders willing to bear those losses.

•	The Fund’s website, www.innovatoretfs.com/____, provides important Fund information (including, among other items, Outcome Period start and end dates and information relating to the Buffer, Accelerated Return and Cap), as well information relating to the potential outcomes of an investment in the Fund on a daily basis. If you are contemplating purchasing Shares, please visit the website. The Fund’s strategy is designed to produce the Outcomes upon the expiration of its FLEX Options investments on the last day of the Outcome Period. It should not be expected that the Outcomes, including the net effect of the Fund’s annual management fee and other expenses on the Buffer and Cap, will be provided at any point prior to the last day of the Outcome Period. Investors considering purchasing Shares after the Outcome Period has begun or selling Shares prior to the end of the Outcome Period should visit the website to fully understand potential investment outcomes.

Although the Fund seeks to achieve its investment objective, there is no guarantee that it will do so. The returns that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund. The Fund has characteristics unlike many other traditional investment products and may not be suitable for all investors.

Table of Contents

Summary Information	2

Additional Information About the Fund’s Principal Investment Strategies	17

Fund Investments	18

Additional Risks of Investing in the Fund	19

Investor Suitability	27

Management of the Fund	28

How to Buy and Sell Shares	30

Dividends, Distributions and Taxes	31

Distributor	36

Net Asset Value	36

Fund Service Providers	37

Premium/Discount Information	38

Investments by Other Investment Companies	38

Financial Highlights	38

Innovator S&P 500 9 Buffer Double Accelerated Return ETF™– _______

Investment Objective

The Fund seeks to provide investors with returns that are approximately twice those of the SPDR S&P 500 ETF Trust, up to the upside cap of ___% (prior to taking into account management fees and other fees) and ___% (after taking into account management fees and other fees) while providing a buffer against the first 9% of SPDR S&P 500 ETF Trust losses, over the period from __________, 2021 to __________, 2022.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.__%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.__%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$__	$___

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced investment operations, no portfolio turnover information is available at this time.

Principal Investment Strategies

General Strategy Description The Fund will invest at least 80% of its net assets in a portfolio of FLexible EXchange® Options (“FLEX Options”) that reference the SPDR® S&P 500® ETF Trust (the “Underlying ETF”), an exchange-traded fund registered under the Investment Company Act of 1940 (the “1940 Act”). The Underlying ETF seeks to track the investment results of the S&P 500 Index, a large-cap, market-weighted, U.S. equities index that tracks the performance of 500 leading companies in leading industries. Through its use of FLEX Options on the Underlying ETF, the Fund currently expects to have exposure to companies in the information technology sector.

Additional information about the Underlying ETF is set forth in the section entitled “Additional Information Regarding the Fund’s Principal Investment Strategies.” Due to the unique mechanics of the Fund’s strategy, the return an investor can expect to receive from an investment in the Fund has characteristics that are distinct from many other investment vehicles. It is important that an investor understand these characteristics before making an investment in the Fund.

In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy or sell a particular asset at a specified future date at an agreed upon price. FLEX Options are exchange-traded options contracts with uniquely customizable terms. Although guaranteed for settlement by the Options Clearing Corporation (the “OCC”), FLEX Options are still subject to counterparty risk with the OCC and may be less liquid than more traditional exchange-traded options. Each of the FLEX Options purchased and sold throughout the Outcome Period are expected to have the same or similar terms (i.e., strike price and expiration) as the corresponding FLEX Options purchased and sold on the first day of the Outcome Period. The reference asset for all of the Fund’s FLEX Options is the Underlying ETF.

The pre-determined outcomes sought by the Fund, which include the buffer, accelerated return and cap discussed below (the “Outcomes”), are based upon the performance of the Underlying ETF’s share price over an approximately one-year period from __________ through __________ of the following year (the “Outcome Period”), with a current Outcome Period of __________, 2021 through __________, 2022. Upon the conclusion of the Outcome Period, the Fund will receive the cash value of all the FLEX Options it held for the prior Outcome Period. It will then invest in a new series of FLEX Options with an expiration date in approximately one year, and a new Outcome Period will begin. The Outcomes may only be realized by investors who continuously hold Shares from the commencement of the Outcome Period until its conclusion. Investors who purchase Shares after the Outcome Period has begun, or sell Shares prior to the Outcome Period’s conclusion, may experience investment returns very different from those that the Fund seeks to provide.

The Outcomes. The Fund’s strategy has been specifically designed to produce the Outcomes based upon the performance of the Underlying ETF’s share price (or its “price return”) over the duration of the Outcome Period.  The Fund will not receive or benefit from any dividend payments made by the Underlying ETF.  The Fund is not an appropriate investment for income-seeking investors. If the Underlying ETF’s share price increases over the duration of the Outcome Period, the Fund seeks to provide investors who hold Shares for the entire Outcome Period with an increase in value that is approximately twice the share price increase experienced by the Underlying ETF (the “Accelerated Return”), subject to an upside return cap discussed in greater detail below (the “Cap”).  If the Underlying ETF’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with an Outcome that provides for a buffer against the first 9% of Underlying ETF losses (the “Buffer”).  The Fund seeks to participate in all Underlying ETF losses of greater than 9% on a one-to-one basis.  There is no guarantee that the Fund will successfully provide the Outcomes.

The Fund seeks returns over an Outcome Period that generate twice the increased performance of the Underlying ETF, up to the Cap (as discussed in greater detail below), while limiting downside losses. The hypothetical graphical illustration provided below is designed to illustrate the Outcomes based upon the hypothetical performances of the Underlying ETF for investors who hold Shares for the entirety of the Outcome Period. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The returns that the Fund seeks to provide do not include the costs associated with purchasing Shares and certain expenses incurred by the Fund.

The following table contains hypothetical examples designed to illustrate the Outcomes the Fund seeks to provide over an Outcome Period, based upon the performance of the Underlying ETF from -100% to 100%.  The table is provided for illustrative purposes and does not provide every possible performance scenario for Shares over the course of an Outcome Period.  There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The table is not intended to predict or project the performance of the Underlying ETF, FLEX Options or the Fund. Fund shareholders should not take this information as an assurance of the expected performance of the Underlying ETF or return on the Fund’s Shares. The actual overall performance of the Fund during an Outcome Period will vary with fluctuations in the value of the FLEX Options during the Outcome Period, among other factors. Please refer to the Fund’s website, www.innovatoretfs.com/____, which provides updated information relating to this table on a daily basis throughout the Outcome Period.

Underlying ETF Performance	(100)%	(50)%	(20)%	(10)%	(5)%	0%	5%	10%	15%	20%	50%	100%
Fund Performance	(91)%	(41)%	(11)%	(1)%	0%	0%	___%	___%	___%*	___%*	___%*	___%*

* The Cap is set on the first day of the Outcome Period and is ___% prior to taking into account any fees or expenses charged to shareholders. When the Fund’s annual Fund management fee of ___% of the Fund’s average daily net assets is taken into account, the Cap is ___%. The Fund’s annual management fee of ___% of the Fund’s average daily net assets, any shareholder transaction fees and any extraordinary expenses incurred by the Fund will have the effect of reducing the Buffer and Cap amounts for Fund shareholders.

The Outcome Period.  The Outcomes sought by the Fund are based upon the Fund’s NAV at the outset of the Outcome Period.  The Outcome Period begins on the day the FLEX Options are entered into and ends on the day they expire.  Each FLEX Option’s value is ultimately derived from the performance of the Underlying ETF’s share price during that time.  Because the terms of the FLEX Options don’t change, the Buffer, Accelerated Return and Cap relate to the Fund’s NAV on the first day of the Outcome Period.  A shareholder that purchases Shares after the commencement of the Outcome Period will likely have purchased Shares at a different NAV than the NAV on the first day of the Outcome Period (the NAV upon which the Outcomes are based) and may experience investment outcomes very different from those sought by the Fund.  A shareholder that sells Shares prior to the end of the Outcome Period may also experience investment outcomes very different from those sought by the Fund.  To achieve the Outcomes sought by the Fund for the Outcome Period, an investor must be holding Shares at the time that the Fund enters into the FLEX Options and on the day those FLEX Options expire.  There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes.

The Fund’s assets will be principally composed of FLEX Options, the value of which is derived from the performance of the underlying reference asset, the Underlying ETF’s share price.  The Fund’s investment sub-adviser, Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”), generally anticipates that the Fund’s NAV will move in the same direction as the Underlying ETF’s share price.  For example, during an Outcome Period, the Fund’s NAV is expected to increase if the Underlying ETF’s share price increases and decrease if the Underlying ETF’s share price decreases.  However, it is unlikely that the Fund’s share price will increase or decrease at the same rate as the Underlying ETF’s share price and, for any given period during the Outcome Period, it is unlikely that the Fund’s share price will increase at the same rate as the Accelerated Return for the Outcome Period (i.e., an increase in value that is approximately two times the share price change experienced by the Underlying ETF for an Outcome Period).  In addition, if the Outcome Period has begun and the Fund has experienced any Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed any losses of the Underlying ETF for the remainder of the Outcome Period and may have diminished or no ability to experience further Accelerated Return.  The Fund does not seek to provide investment outcomes on a daily or other short-term basis, but instead seeks to provide investment outcomes for the entire Outcome Period of approximately one year.  Prior to their expiration, the value of the Fund’s FLEX Options is not derived solely from the performance of the reference asset (the Underlying ETF), but a number of other factors as well, notably the number of days remaining until the options expire and the Accelerated Return available to the applicable Cap.  These variables also affect the impact of the Buffer on the Fund’s NAV, which may not be in full effect prior to the end of the Outcome Period.  As the number of days until the FLEX Options expire decreases, the value of the FLEX Options (and thus the Fund’s NAV) will more directly correlate with the returns experienced by the Underlying ETF and Outcomes the Fund seeks to provide for the Outcome Period. The Fund’s strategy is designed to produce the Outcomes upon the expiration of the FLEX Options on the last day of the Outcome Period. It should not be expected that the Outcomes will be provided at any point prior to that time, and there is no guarantee that the Outcomes will be achieved on the last day of the Outcome Period.

Potential Upside Accelerated Return Subject to a Cap.  If the Underlying ETF’s share price increases in value over the duration of the Outcome Period, the Fund’s strategy has been designed such that the Fund will experience an increase in value that is approximately twice the increase experienced by the Underlying ETF, up to the Cap.  The extent to which the Fund will participate in gains experienced by the Underlying ETF and the Accelerated Return is subject to the Cap that represents the maximum percentage return an investor can achieve from an investment in Shares over the duration of the Outcome Period.  Therefore, even though the Fund’s returns, and any potential for the Accelerated Return, are based upon the performance of the Underlying ETF’s share price, if the Underlying ETF’s share price, or Accelerated Return, experiences returns for the Outcome Period in excess of the Cap, the Fund will not participate in excess returns.  The Cap should be considered before investing in the Fund.  The Fund’s returns, including any Accelerated Return, will not exceed the Cap. There is no guarantee that the Fund will successfully provide the Accelerated Return.  If an investor is considering purchasing Shares during the Outcome Period, and the Fund has already increased in value to a level near to the Cap, an investor purchasing Shares at that price has limited to no gains and no Accelerated Return available for the remainder of the Outcome Period but remains vulnerable to significant downside risks.  The Cap may rise or fall from one Outcome Period to the next.

The Cap will be determined on the first day of the Outcome Period based upon prevailing market conditions. Since the Cap is based upon prevailing market conditions at the beginning of an Outcome Period, the Cap will therefore rise or fall from one Outcome Period to the next. For the current Outcome Period, the Cap is set forth below, prior to taking into account any fees or expenses charged to shareholders (based upon the __ trading days prior to the date of this prospectus).

• The Cap is expected to be between __% and __%.

When the Fund’s annual Fund management fee of 0.__% of the Fund’s average daily net assets is taken into account, the Cap is revised downwards accordingly as set forth below (based upon the ___ trading days prior to the date of this prospectus) and will be further reduced by any shareholder transaction fees and any extraordinary expenses incurred by the Fund.

• The Cap is expected to be between __% and __%.

For the purpose of this prospectus, “extraordinary expenses” are non-recurring expenses that may incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of Fund shareholders.

Buffer.  If the Underlying ETF’s share price decreases in value over the duration of the Outcome Period, the Fund’s strategy has been designed such that the Fund will experience a decrease in value that approximately matches the decrease experienced by the Underlying ETF, subject to the 9% Buffer.  The Buffer is only operative against the first 9% of losses experienced by the Underlying ETF.  This means that if the Underlying ETF’s share price decreases in value by up to 9% over the duration of the Outcome Period, the Fund seeks not to participate in any of those losses. However, if the Underlying ETF experiences losses in excess of 9% over the duration of the Outcome Period, the Fund will participate in all losses exceeding 9% on a one-to-one basis.  A shareholder that purchases Shares at the beginning of the Outcome Period may lose their entire investment. While the Fund seeks to limit losses to 91% for shareholders who hold Shares for the entire Outcome Period, there is no guarantee it will successfully do so. Depending upon market conditions at the time of purchase, a shareholder that purchases Shares after the Outcome Period has begun may also lose their entire investment. Furthermore, if the Outcome Period has begun and the Fund has experienced any Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed any losses of the Underlying ETF until the remainder of the Outcome Period.  An investment in the Fund is only appropriate for shareholders willing to bear those losses. If an investor is considering purchasing Shares during the Outcome Period, and the Fund has already decreased in value by an amount equal to or greater than 9%, an investor purchasing Shares at that price will have increased gains available prior to reaching the Cap but may not benefit from the Buffer that the Fund seeks to offer for the remainder of the Outcome Period. Conversely, if an investor is considering purchasing Shares during the Outcome Period, and the Fund has already increased in value, then a shareholder may experience losses prior to gaining the protection offered by the Buffer. There is no guarantee that the Fund will be successful in its attempt to provide buffered returns.

The Buffer is provided prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period. When the Fund’s annual management fee equal to ___% of the Fund’s daily net assets is taken into account, the net Buffer for an Outcome Period is ___%.

Use of FLEX Options.  The Outcomes described above may be achieved by purchasing and selling call and put FLEX Options to create layers within the Fund’s portfolio.  To achieve these returns, the Fund may purchase a combination of call options (giving the Fund the right to receive the cash value of the Underlying ETF’s share price) and put options (giving the Fund the right to deliver the cash value of the Underlying ETF’s share price), while simultaneously selling call options (giving the Fund the obligation to deliver the cash value of the Underlying ETF’s share price) and put options (giving the Fund the obligation to receive the cash value of the Underlying ETF’s share price). Each of these FLEX Options has a specifically selected strike price.

The Sub-Adviser has constructed a portfolio principally composed of FLEX Options that reference the Underlying ETF that are each set to expire on the last day of the Outcome Period. The customizable nature of FLEX Options allows the Sub-Adviser to select the share price at which the Underlying ETF will be exercised at the expiration of each FLEX Option. This is commonly known as the “strike price.” At the commencement of the Outcome Period, the Sub-Adviser specifically selects the strike price for each FLEX Option such that when the FLEX Options are exercised on the final day of the Outcome Period, the Outcomes may be obtained, depending on the performance of the Underlying ETF’s share price over the duration of the Outcome Period.

A detailed explanation regarding the terms of the FLEX Options and the mechanics of the Fund’s strategy can be found in “Additional Information About the Fund’s Principal Investment Strategies.”

Fund Rebalance.  The Fund is a continuous investment vehicle.  It does not terminate and distribute its assets at the conclusion of each Outcome Period.  On the termination date of an Outcome Period, the Sub-Adviser will invest in a new set of FLEX Options and another Outcome Period will commence.

Approximately one week prior to the end of each Outcome Period, the Fund will file a prospectus supplement, which will alert existing shareholders that an Outcome Period is approaching its conclusion and disclose the anticipated ranges for the Cap for the next Outcome Period.  Following the close of business on the last day of the Outcome Period, the Fund will file a prospectus supplement that discloses the Fund’s final Cap (both gross and net of the unitary management fee) for the next Outcome Period.  This information will be available on the Fund’s website, www.innovatoretfs.com/____, which also provides information relating to the Outcomes, including the Fund’s position relative to the Cap, of an investment in the Fund on a daily basis.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved.

Buffered Loss Risk.  There can be no guarantee that the Fund will be successful in its strategy to provide buffer protection against Underlying ETF losses if the Underlying ETF’s share price decreases by 9% or less over the duration of the Outcome Period.  A shareholder may lose their entire investment.  The Fund’s strategy seeks to deliver returns that match those of the Underlying ETF (up to the Cap), while limiting downside losses, if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period.  In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the Buffer that the Fund seeks to provide may not be available.  The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

Accelerated Return Risk. During Outcome Periods in which the Underlying ETF increases in value, there can be no guarantee that the Fund will be successful in its strategy to provide the Accelerated Return. In the event an investor purchases Shares after the FLEX Options were entered into or does not stay invested in the Fund for the entirety of the Outcome Period, any Accelerated Return realized by the investor may not match those that the Fund seeks to achieve.

In the event an investor purchases Shares after the date on which the FLEX Options were entered into and the Fund has risen in value to a level near to the Cap, there may be little or no ability for that investor to experience an investment gain on their Shares, including any available Accelerated Return. Because the Fund does not seek to provide investment outcomes on a daily or other short-term basis, but instead seeks to provide investment outcomes for the entire Outcome Period of approximately one year, it is unlikely that the Fund’s share price will increase at the same rate as the Accelerated Return (i.e., an increase in value that is approximately two times the share price change experienced by the Underlying ETF) on any given day. If the Outcome Period has begun and the Fund has experienced an Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed any losses of the Underlying ETF for the remainder of the Outcome Period and may have diminished or no ability to experience further Accelerated Return.

Capped Upside Return Risk. The Fund’s strategy seeks to provide returns that are subject to the Cap. In the event that the Underlying ETF experiences gains in excess of the Cap for the Outcome Period, the Fund will not participate in those gains or Accelerated Return beyond the Cap. The Fund’s strategy seeks to deliver returns that are approximately twice those of the Underlying ETF (up to the Cap), while limiting downside losses, if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, there may be little or no ability for that investor to experience an investment gain on their Shares.

FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value and, in turn the share price of the Fund, could be negatively impacted.

FLEX Options Performance Risk. The Fund’s overall performance will be based upon the price returns of the Underlying ETF, subject to the Cap. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF, and the remaining time to until the FLEX Options expire. The value of the FLEX Options will likely not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction). As such, the Fund’s NAV will likely not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis. However, as a FLEX Option approaches its expiration date, its value can expected to increasingly correlate with the value of the Underlying ETF.

Clearing Member Default Risk. Transactions in some types of derivatives, including FLEX Options, are required to be centrally cleared. In a transaction involving such derivatives (“cleared derivatives”), the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Outcome Period Risk. The Fund’s investment strategy is designed to deliver the Outcomes if Shares are held from the time the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the returns realized by the investor will not match those that the Fund seeks to achieve.

Underlying ETF Risk. Because the value of the FLEX Options held by the Fund are based on the value of the Underlying ETF, the Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein, such as Active Markets Risk, Authorized Participant Concentration Risk, Fluctuation of Net Asset Value Risk, Market Maker Risk, Market Risk, Operational Risk and Trading Issues Risk. However, the risks of owning an ETF also include the risks associated with the investments held by the ETF. As such, the Fund may be subject to the following risks as a result of its investments in the Underlying ETF:

Equity Securities Risk. Because the Fund holds FLEX Options that reference the Underlying ETF, the Fund has exposure to the equity securities markets. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of shares will fluctuate with changes in the value of the equity securities the Underlying ETF invests in.

Information Technology Companies Risk. The Underlying ETF currently invests significantly in information technology companies. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the Underlying ETF. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Cap Change Risk. A new Cap is established at the beginning of each Outcome Period and is dependent on prevailing market conditions. As such, the Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of a FLEX Options or other asset may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its investment adviser and Sub-adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Active Markets Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Authorized Participation Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem “Creation Units” (as defined in “Purchase and Sale of Shares,”) Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Fluctuation of Net Asset Value Risk. The Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC (“Innovator” or the “Adviser”)

Investment Sub-Adviser

Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”)

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•	Robert T. Cummings, Principal and Director of Global Trading at Milliman

•	Daniel S. Hare, Senior Trader and Risk Manager at Milliman

Each of the portfolio managers is primarily and jointly responsible for the day-to-day management of the Fund and has served in such capacity since the Fund’s inception in 2020.

Purchase and Sale of Shares

The Fund issues and redeems Shares at NAV only with authorized participants (“APs”) that have entered into agreements with the Fund’s distributor and only in Creation Units (large blocks of 25,000 Shares) or multiples thereof (“Creation Unit Aggregations”), in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Investor Suitability Considerations

You should only consider this investment if:	You should not consider this investment if:

• you fully understand the risks inherent in an investment in the Fund;

• you desire to invest in a product with a return that depends upon the performance of the Underlying ETF’s share price over the Outcome Period;

• you are willing to hold Shares for the duration of the Outcome Period in order to achieve the outcomes that the Fund seeks to provide;

• you are willing to forgo some or all of the investment return derived from the Underlying ETF’s dividend distributions;

• you seek the protection of a 9% buffer on Underlying ETF losses for an investment held for the duration of the entire Outcome Period and understand that there is no guarantee that the Fund will be successful in its attempt to provide protection through the Buffer;

• you fully understand that investments made when the Fund is at or near the Cap may have limited to no upside and will not benefit from the Accelerated Return the Fund seeks to provide;

• you are willing to forgo any gains in excess of the Cap;

• you understand that the Fund’s investments do not provide for dividends to the Fund;

• you fully understand that investments made after the Outcome Period has begun may not fully benefit from the Buffer;

• you are willing to accept the risk of losing your entire investment; and

• you have visited the Fund’s website and understand the investment outcomes available to you based upon the time of your purchase.

• you do not fully understand the risks inherent in an investment in the Fund;

• you do not desire to invest in a product with a return that depends upon the performance of the Underlying ETF’s share price over the Outcome Period;

• you are unwilling to hold Shares for the duration of the Outcome Period in order to achieve the outcomes that the Fund seeks to provide;

• you are unwilling to forgo some or all of the investment return derived from the Underlying ETF’s dividend distributions;

• you seek an investment that provides total protection against Underlying ETF losses for an investment held for the duration of the entire Outcome Period;

• you do not fully understand that investments made when the Fund is at or near to the Cap may have limited to no upside and will not benefit from the Accelerated Return the Fund seeks to provide;

• you are unwilling to forgo any gains in excess of the Cap;

• you do not fully understand that the Fund’s investments do not provide for dividends to the Fund;

• you do not fully understand that investments made after the Outcome Period has begun may not fully benefit from the Buffer;

• you are unwilling to accept the risk of losing your entire investment; and

• you have not visited the Fund’s website and do not understand the investment outcomes available to you based upon the timing of your purchase.

For more information regarding whether an investment in the Fund is right for you, please see “Investor Suitability” in the prospectus.

Additional Information About the Fund’s Principal Investment Strategies

The Fund’s principal investment strategy seeks to produce the Outcomes based upon the performance of the Underlying ETF.  If the Underlying ETF’s share price increases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with an increase in value of approximately twice the increase experienced by the Underlying ETF, subject to the Cap. If the Underlying ETF’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Shares for the entire Outcome Period with a Buffer against Underlying ETF losses of 9% or less.  All investment gains are subject to the Cap.  The Buffer and Cap are provided prior to taking into account annual Fund management fees equal to ___% of the Fund’s daily net assets, transaction fees and any extraordinary expenses incurred by the Fund.  The Fund’s annual management fee of ___% of the Fund’s average daily net assets, any shareholder transaction fees and any extraordinary expenses incurred by the Fund will have the effect of reducing the Buffer and Cap amounts for Fund shareholders.  There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes.

The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests entirely in securities that comprise the S&P 500® Index. The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index, which includes five hundred (500) selected companies, all of which are listed on national stock exchanges and spans over 24 separate industry groups.

In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy or sell a particular asset at a specified future date at an agreed upon price (commonly known as the “strike price”). FLEX Options are exchange-traded options contracts with uniquely customizable terms. Each FLEX Option that the Fund enters into references the Underlying ETF and expires on the last day of the Outcome Period. The FLEX Options, however, have varying strike prices. The layering of these FLEX Options with varying strike prices provides the mechanism for producing the Fund’s desired outcomes. The Fund currently expects to utilize three main layers of FLEX Options as set forth below.

●

Position (a) provides participation in the increases or decreases in the value of the Underlying ETF’s share price. At its expiration, this deeply in-the-money call option will realize a value approximately equal to that of the Underlying ETF’s share price.

●

Position (b) provides additional upside exposure to the increase in value (if any) of the Underlying ETF’s share price above the beginning Outcome Period price. This additional call is what adds to position (a) to create the double upside exposure.

●	Positions (c) and (d) produce the 9% “Buffer,” where the strike price of position (c) sets the top end of the Buffer and the strike price of position (d) sets the bottom end of the Buffer. If the Underlying ETF’s share price decreases in value by less than 9%, these options will payout at expiration an amount enough to compensate for the losses experienced by the Underlying ETF.

●

The strike price of positions (e) and (f) produces the Cap. By selling calls to cap the upside, there are funds available after purchasing the original exposure (a) to purchase additional upside exposure (b).

As described on the cover of this prospectus, in “Principal Investment Strategies” and in “Principal Risks,” there are risks associated with an investment in the Fund and there is no guarantee the Fund achieve the Outcomes it seeks to provide. The Fund’s unique characteristics (i.e., the imperative of holding Shares for the entire Outcome Period, the Buffer, Accelerated Return and Cap) distinguish it from other investment products and may make it an unsuitable some investors. To help decide whether an investment in the Fund is appropriate based upon individual circumstances, please see the section of this prospectus entitled “Investor Suitability.”

The Fund may utilize a different series of FLEX Options to achieve its Outcomes over subsequent Outcome Periods. The Fund’s investment objective may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. Additionally, the Fund may liquidate and terminate at any time without shareholder approval.

Fund Investments

Principal Investments

FLEX Options

FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Like traditional exchange-traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX Options in which the Fund will invest are all European style options (options that are exercisable only on the expiration date). The FLEX Options are listed on the Chicago Board Options Exchange.

The Fund will purchase and sell call and put FLEX Options.  In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the index, in case of an index put option) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the index, in case of an index put option) at a certain defined price.  Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the index, in case of an index call option) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the index, in case of an index call option) at a certain defined price.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing.

Non-Principal Investments

Cash Equivalents and Short-Term Investments

The Fund may invest in securities with maturities of less than one year or cash equivalents, or it may hold cash. The percentage of the Fund invested in such holdings varies and depends on several factors, including market conditions.

Traditional Options Contracts

Options contracts on an index give one party the right to receive or deliver cash value of the particular index, and another party the obligation to receive or deliver the cash value of that index. Option contracts on an individual security such as an ETF give one party the right to buy or sell the particular security, and another party the obligation to sell or buy that same security. Many options are exchange-traded and are available to investors with set or defined contract terms.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

Principal Risks

Buffered Loss Risk.  There can be no guarantee that the Fund will be successful in its strategy to provide buffer protection against Underlying ETF losses if the Underlying ETF’s share price decreases by 9% or less over the duration of the Outcome Period.  A shareholder may lose their entire investment.  The Fund’s strategy seeks to deliver returns that match those of the Underlying ETF (up to the Cap), while limiting downside losses, if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period.  In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the Buffer that the Fund seeks to provide may not be available.  The Fund does not provide principal protection or non-principal protection and an investor may experience significant losses on its investment, including the loss of its entire investment.

Accelerated Return Risk. During Outcome Periods in which the Underlying ETF increases in value, there can be no guarantee that the Fund will be successful in its strategy to provide the Accelerated Return. In the event an investor purchases Shares after the FLEX Options were entered into or does not stay invested in the Fund for the entirety of the Outcome Period, any Accelerated Return realized by the investor may not match those that the Fund seeks to achieve.

In the event an investor purchases Shares after the date on which the FLEX Options were entered into and the Fund has risen in value to a level near to the Cap, there may be little or no ability for that investor to experience an investment gain on their Shares, including any available Accelerated Return. Because the Fund does not seek to provide investment outcomes on a daily or other short-term basis, but instead seeks to provide investment outcomes for the entire Outcome Period of approximately one year, it is unlikely that the Fund’s share price will increase at the same rate as the Accelerated Return (i.e., an increase in value that is approximately two times the share price change experienced by the Underlying ETF) on any given day. If the Outcome Period has begun and the Fund has experienced an Accelerated Return, an investor purchasing Shares at that price may be subject to losses that exceed any losses of the Underlying ETF for the remainder of the Outcome Period and may have diminished or no ability to experience further Accelerated Return.

Capped Upside Return Risk. The Fund’s strategy seeks to provide returns that are subject to the Cap. In the event that the Underlying ETF experiences gains in excess of the Cap for the Outcome Period, the Fund will not participate in those gains or Accelerated Return beyond the Cap. The Fund’s strategy seeks to deliver returns that are approximately twice those of the Underlying ETF (up to the Cap), while limiting downside losses, if Shares are held at the time at which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, there may be little or no ability for that investor to experience an investment gain on their Shares.

FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value and, in turn the share price of the Fund, could be negatively impacted.

FLEX Options Performance Risk. The Fund’s overall performance will be based upon the price returns of the Underlying ETF, subject to the Cap. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF, and the remaining time to until the FLEX Options expire. The value of the FLEX Options will likely not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction). As such, the Fund’s NAV will likely not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis. However, as a FLEX Option approaches its expiration date, its value can expected to increasingly correlate with the value of the Underlying ETF.

Clearing Member Default Risk. Transactions in some types of derivatives, including FLEX Options, are required to be centrally cleared. In a transaction involving such derivatives (“cleared derivatives”), the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Outcome Period Risk. The Fund’s investment strategy is designed to deliver the Outcomes if Shares are held from the time the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the returns realized by the investor will not match those that the Fund seeks to achieve.

Underlying ETF Risk. Because the value of the FLEX Options held by the Fund are based on the value of the Underlying ETF, the Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein, such as Active Markets Risk, Authorized Participant Concentration Risk, Fluctuation of Net Asset Value Risk, Market Maker Risk, Market Risk, Operational Risk and Trading Issues Risk. However, the risks of owning an ETF also include the risks associated with the investments held by the ETF. As such, the Fund may be subject to the following risks as a result of its investments in the Underlying ETF:

Equity Securities Risk. Because the Fund holds FLEX Options that reference the Underlying ETF, the Fund has exposure to the equity securities markets. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Underlying ETF has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Underlying ETF’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response.

Information Technology Companies Risk. The Underlying ETF currently invests significantly in information technology companies. Information technology companies produce and provide hardware, software and information technology systems and services. Information technology companies are generally subject to the following risks: rapidly changing technologies and existing produce obsolescence; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions and new market entrants. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, particularly those involved with the internet, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies also face competition for services of qualified personnel and heavily rely on patents and intellectual property rights and the ability to enforce such rights to maintain a competitive advantage.

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the Underlying ETF. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Cap Change Risk. A new Cap is established at the beginning of each Outcome Period and is dependent on prevailing market conditions. As such, the Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of a FLEX Options or other asset may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV. The outbreak of the respiratory disease designated as COVID-19 and efforts to contain its spread have resulted in significant disruptions to business operations, customer activity and service capabilities for companies throughout the world. Ongoing concerns and uncertainty relating to the pandemic and the efficacy of vaccinations may lead to continued volatility in the performance of the companies in which the Fund invests.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its investment adviser and Sub-adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Active Markets Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Authorized Participation Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem Creation Units Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Fluctuation of Net Asset Value Risk. The Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Non-Principal Risks

Inflation Risk. Inflation may reduce the intrinsic value of increases in the value of the Fund. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Fund’s assets can decline as can the value of the Fund’s distributions.

Legislation and Litigation Risk. Legislation or litigation that affects the value of securities held by the Fund may reduce the value of the Fund. From time to time, various legislative initiatives are proposed that may have a negative impact on certain securities in which the Fund invests. In addition, litigation regarding any of the securities owned by the Fund may negatively impact the value of the Shares. Such legislation or litigation may cause the Fund to lose value or may result in higher portfolio turnover if the Adviser determines to sell such a holding.

Security Issuer Risk. Issuer-specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Investor Suitability

An investment in Shares may be suitable for you if:

●	You fully understand the risks inherent in an investment in the Fund, including the risk of loss of your entire investment.

●	You are willing to be exposed to the downside performance of the Underlying ETF’s share price beyond the 9% Buffer at a rate of 1% for each 1% that the Underlying ETF’s share price decreases.

●	You are willing to forgo any dividends paid by the Underlying ETF.

●	You are willing to hold Shares for the duration of the Outcome Period or understand the risks of purchasing or selling Shares during the Outcome Period.

●

You believe that the Underlying ETF’s share price will increase over the term of the Outcome Period and you are willing to give up any appreciation of the Underlying ETF and available Accelerated Return in excess of the Cap.

●	You understand and accept that your potential return is limited by the Cap.

●	You can tolerate fluctuations in the value of the Shares prior to the end of the Outcome Period that may be similar to or exceed the downside fluctuations in the Underlying ETF’s share price.

●	You do not seek current income from your investment.

●	You understand and accept the risks associated with the Underlying ETF.

●	You are willing to assume counterparty risk with the OCC.

An investment in Shares may not be suitable for you if:

●	You do not fully understand the risks inherent in an investment in the Fund, including the risk of loss of your entire investment.

●	You seek an investment designed to provide a full return of principal at maturity.

●	You cannot tolerate exposure to the downside performance of the Underlying ETF’s share price beyond the 9% Buffer at a rate of 1% for each 1% that the Underlying ETF’s share price decreases.

●	You prefer to receive the dividends paid by the Underlying ETF.

●	You are unable or unwilling to hold the Shares for the duration of the Outcome Period or do not understand the risks of purchasing or selling Shares during the Outcome Period.

●

You seek an investment that participates in the full appreciation of the Underlying ETF or that has unlimited Accelerated Return potential, or you are unwilling to invest in Shares based on the Cap specified on the cover page hereof.

●	You cannot tolerate fluctuations in the value of the Shares prior to the end of the Outcome Period that may be similar to or exceed the downside fluctuations in the Underlying ETF’s share price.

●	You seek current income from your investment.

●	You do not understand or accept the risks associated with the Underlying ETF.

●	You are unwilling to assume counterparty risk with the OCC.

Management of the Fund

The Fund is a series of Innovator ETFs Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs.

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Robert T. Cummings and Daniel S. Hare serve as the Fund’s portfolio managers.

●

Robert T. Cummings, Principal and Director of Global Trading at Milliman. Mr. Cummings has served in this role since 2007. Mr. Cummings has more than 13 years of experience as a trader with a primary focus on options. Prior to joining Milliman, he was involved in various proprietary trading strategies and was a portfolio manager of associated derivatives funds. These strategies included volatility arbitrage, global macro, and high-frequency trading. Entities at which Mr. Cummings has previously worked include Citadel Investment Group, TradeNet (as a primary market maker on the Chicago Board Options Exchange), KCM Group and Spyglass Capital Management.

●

Daniel S. Hare, Senior Trader & Risk Manager at Milliman. Mr. Hare has served in this role since 2016. From 2011 – 2016 he served as a Trader & Risk Manager at Milliman. Mr. Hare has more than 25 years of experience in capital markets. Prior to joining Milliman, he was employed by ABN Amro Bank, Societe Generale, Bear Stearns and Dean Witter. He has significant experience in foreign exchange options trading and has also worked as a market maker and portfolio manager.

For additional information concerning Innovator and Milliman, including a description of the services provided to the Fund, please see the Fund’s statement of additional information. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the statement of additional information.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to ___% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub-advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s Semi-Annual Report to shareholders for the fiscal period ended April 30, 2021.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to the Sub-Adviser or the Investment Sub-Advisory Agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to the Sub-Adviser or the Investment Sub-Advisory Agreement within 90 days of the change.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund Shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

The approximate value of Shares, an amount representing on a per Share basis the sum of the current market price of the securities held by the Fund, will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. This approximate value should not be viewed as a “real-time” update of the NAV per Share of the Fund because the approximate value may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day. The Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and the Fund does not make any warranty as to its accuracy.

Frequent Purchases and Redemptions of Shares

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	Your Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distributions tests. For purposes of the diversification test, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In particular, there is no published IRS guidance or case law on how to determine the “issuer” of certain derivatives that the Fund will enter into. Therefore, there is a risk that the Fund will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. The Fund intends to treat FLEX Options referencing an index as “issued” by the securities underlying the index. This, in turn, would allow the Fund to count the FLEX Options as automatically diversified investments under the Code’s diversification requirements. This position is consistent with informal guidance from the IRS but has not been confirmed by published guidance or case law. If the FLEX Options are not treated as issued by the issuer of the securities underlying the index for diversification test purposes, there is a risk that the Fund could lose its RIC status.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0%) for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to Shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of the FLEX Options

The Fund’s investments in offsetting positions with respect to the Underlying ETF may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Fund makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

The FLEX Options included in the Fund’s portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. The Fund does not believe that the positions held by the Fund will be subject to Section 1256, which means that the positions will not be marked to market, but the positions will be subject to the straddle rules.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends and short-term capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the statement of additional information for more information.

Distributor

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price.

FLEX Options will be valued at a model-based price provided by the exchange on which the option is traded at the official close of that exchange’s trading date. If the exchange on which the option is traded is unable to provide a model price, FLEX Options prices will be provided by a backup provider. Otherwise, the value of a FLEX option will be determined by the Pricing Committee (as defined below) in accordance with the Valuation Procedures (as defined below).

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued at the mean of their most recent bid and asked price, if available, and otherwise at their closing bid price. OTC options and futures contracts are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1) subject to certain terms and conditions set forth in an SEC exemptive order issued to the Trust, including that such investment companies enter into an agreement with the Trust on behalf of the Fund prior to exceeding the limits imposed by Section 12(d)(1).

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information therefore is not available.

Innovator S&P 500 9 Buffer Double Accelerated Return ETFTM – _________

For more detailed information on the Fund, several additional sources of information are available to you. The Statement of Additional Information, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi-annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent Statement of Additional Information, annual or semi-annual reports and certain other information are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the Statement of Additional Information and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the Securities and Exchange Commission (the “SEC”). Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov or in person at the SEC’s Public Reference Room in Washington, D.C., or call the SEC at (202) 551-8090 for information on the Public Reference Room. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1520 or by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 109 North Hale Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333-146827 811-22135